Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

SUPPLEMENTAL ANNOUNCEMENT

REGARDING THE ANNOUNCEMENT OF

2023 SECOND QUARTER AND INTERIM FINANCIAL RESULTS

Reference is made to the announcement of H World Group Limited (the “Company”) dated August 10, 2023 (the “Announcement”) in relation to, among others, the conference call to be hosted by the Company’s management following the announcement of the Company’s unaudited financial results for the three months and six months ended June 30, 2023 (the “Call”). Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Company hereby further announces that the two Participant Registration links for the Call have been consolidated and all participants must pre-register using the Participant Registration link of https://register.vevent.com/register/BId135226269b74b64b25b25d927db4f5e (the “Link”) instead to join by phone. Participants who previously registered using the now defunct Participant Registration link for English simultaneous interpretation must re-submit their registration using the Link in order to receive details for the Call, which include dial-in numbers, conference call passcode and a unique access PIN.

Save as disclosed above, all other information set out in the Announcement remains unchanged.

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, August 15, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.